GRAUBARD MILLER
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
212-818-8800

February 9, 2009
Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Golden Green Enterprises Limited/China Opportunity Acquisition Corp.
Registration Statement on Form S-4
File No. 333-155312
Dear Ms. Long:

On behalf of China Opportunity Acquisition Corp. (“COAC”) and Golden Green Enterprises Limited (“BVICo”), we respond as follows to certain of the Staff’s comments included in the letters dated January 15, 2009 and February 5, 2009 relating to the above-captioned registration statement.   Concurrently with the submission of this letter, Amendment No. 3 to the registration statement is being filed.  We are also delivering three marked courtesy copies of the amendment to Mr. Dieter King.  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments addressed in this letter and provided the responses to each comment immediately thereafter.

Comment in Letter dated February 5, 2009

Summary of the Proxy Statement/Prospectus, page 9

Interests of COAC’s Directors, Officers and Others in the Merger, page 15

1.
Regarding comment one in our letter dated January 15, 2009, your response to [it] does not describe the kinds of transactions you believe COAC could still properly engage in to incentivize investors to vote for the transaction, except to suggest that such transactions would be “non-monetary” (presumably because of the trust account restrictions).  As previously requested, please provide us with a description of such transactions, as well as your analysis as to why you believe such transactions would not have the effect of constituting a waiver.  In doing so, please set forth any significant assumptions underlying your analysis and please avoid conclusionary statements.  Please note that we may have additional comments based on your response.  Alternatively, in view of counsel’s assessment in its January 29, 2009 letter of the likelihood that COAC might engage in any such transactions, you may wish to delete the subject language from the proxy statement/prospectus.

Pamela A. Long
February 9, 2009

The registrants have determined that, if the merger proposal is to be approved, a significant amount of public shares must be purchased by the registrants or their affiliates from holders who have indicated their intention to vote against the merger proposal and convert their shares to cash and that funds in COAC’s trust account must be used, directly or indirectly, for such purpose.  The registrants acknowledge that such a course of action was not contemplated in the prospectus for COAC’s initial public offering and thus, if pursued, it might be claimed that the failure to disclose such course of action in the prospectus was an omission of a material fact.  Nevertheless, the registrants believe they should proceed with such purchases rather than forfeit a transaction that both of them feel is highly desirable.

Accordingly, the proxy statement/prospectus has been considerably revised to address the issues raised by such course of action.  Appropriate disclosures, including risk factors, have been made throughout the proxy statement/prospectus to describe the possible types of transactions that might take place, the possibility that pursuing such transactions might give rise to rights of rescission for holders who purchased their shares in the IPO, continue to hold them through the closing of the merger and do not seek conversion, that such transactions would greatly reduce the amount of funds in the trust account that would be available to BVICo for working capital and general corporate purposes and related matters.

We believe that proceeding in this manner does not adversely affect any holder of public shares.  Such holders will still have the choice, if they have not already sold their shares in such a transaction, of voting against the merger proposal and converting their shares to cash.  Those who do neither will have been fully apprised of the consequence of holding on to their shares and their possible rights under the securities laws.  It is expected that the holdings of the latter group will not exceed 20% of the public shares and possibly could be much smaller.

Comments in Letter dated January 15, 2009

Exhibit 5.1 - Legal Opinion of Conyers Dill & Pearman

5.	Please have counsel revise its legal opinion in the following respects:

•
Eliminate the assumptions contained in clauses (f), (g), (h) and (j) of the assumptions paragraph on page 2 of counsel’s opinion. These assumptions are inappropriate for a legality opinion provided pursuant to Item 601(b)(5)(i) of Regulation S-K.

•
Expand the scope of the legality opinion in the second numbered paragraph on page 3 of the opinion to cover all of the securities being registered (i.e., the ordinary shares, the warrants, the units and the purchase option).

•
Revise the second numbered paragraph on page 3 of the opinion to replace “allotment” and “allotted” with “sale” and “sold.” Please note that the opinion required by Item 601(b)(5)(i) of Regulation 5-K is premised on the sale of securities.

Pamela A. Long
February 9, 2009

•
Regarding the non-assessable clause in the second numbered paragraph on page 3 of the opinion, either eliminate the parenthetical clause purporting to define “nonassessable” or expand the parenthetical clause to encompass claims of the company’s creditors as well.

•
Add an opinion as to whether the warrants, the units and the purchase option are binding legal obligations of the company. To the extent that the contractual provisions of these securities are governed by New York law or the laws of another jurisdiction, the opinion should be revised accordingly.

Please re-file the revised opinion as an exhibit to the registration statement. In addition, please note that before you can request acceleration of the effective date of the registration statement a signed and dated version of the opinion, which does not contain any blanks, must be on file as an exhibit to the registration statement.

A revised opinion of Conyers Dill & Pearman addressing the issues raised in this Comment has been filed as Exhibit 5.1 to the registration statement as part of Amendment No. 3.  With respect to the issues raised in the first bullet point of the Comment, because the opinion will be issued in advance of the time when the securities will be issued, British Virgin Islands counsel believes that the assumptions stated in the opinion, as revised, are appropriate in the circumstances.  We concur with counsel in such regard.

With respect to the issues raised in the second bullet point, counsel and we believe that, in the context of the opinion, the units, warrants and unit purchase option are not, strictly speaking, “securities” as to which the concepts of being fully paid and non-assessable apply.  However, the revised opinion does favorably opine to the effect that the Ordinary Shares, including those included in units, will be validly issued, fully paid and non-assessable, that the warrants, units and unit purchase option will each be validly issued and that the Ordinary Shares, warrants, units and unit purchase option will constitute the valid and binding obligations of BVICo.

With respect to the issue raised in the fifth bullet point, as this issue is one of New York law, our firm will issue its opinion to BVICo to such effect.  Our opinion is being filed as Exhibit 5.2 to the registration statement.

General

6.
We note the acknowledgements made by counsel on your behalf at the conclusion of counsel’s letter to us dated December 24, 2008. Notwithstanding these acknowledgements, please note that if you seek acceleration of the effective date of the registration statement, we will still require a letter from each registrant, in each case on company letterhead and executed by a duly authorized officer, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Pamela A. Long
February 9, 2009

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Letters from each of the registrants acknowledging the foregoing matters are attached to this letter.

Other Matters

Because there will not be a sufficient number of beneficial holders of BVICo’s Ordinary Shares, the application to list such shares on Nasdaq has been withdrawn.  The Ordinary Shares, units and warrants will be quoted on the Over-the-Counter Bulletin Board.

Very truly yours,

/s/ Noah Scooler

Noah Scooler

CHINA OPPORTUNITY ACQUISITION CORP.
300 Tice Boulevard
Woodcliff Lake, New Jersey 07677

January 30, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Pamela A. Long, Assistant Director

Ladies and Gentlemen:

In connection with the filing for registration of securities of this company under File No. 333-155312, we hereby acknowledge as follows:

Very truly yours,

CHINA OPPORTUNITY
ACQUISITION CORP.

By: Harry Edelson
Harry Edelson
Chief Executive Officer

199895.1

GOLDEN GREEN ENTERPRISES LIMITED
No. 69 Hualibei Street
Longhai Middle Road
Henan, China

January 30, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Pamela A. Long, Assistant Director

Ladies and Gentlemen:

In connection with the filing for registration of securities of this company under File No. 333-155312, we hereby acknowledge as follows:

- should the Securities and Exchange Commission ("Commission") or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Very truly yours,

GOLDEN GREEN
ENTERPRISES LIMITED

By: ____________________
Lu Yu Ying
Chief Executive Officer

199896.1